UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 HYBRIDON, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    44860M108
                                 (CUSIP Number)

                                 Youssef El-Zein
                                28, rue de Lubeck
                               75016 Paris, France
                               33-(01) 56-28-08-75
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Youssef El-Zein
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP
                 (a)  [ ]

                 (b)  [ ]

--------------------------------------------------------------------------------

    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS

            WC, OO
--------------------------------------------------------------------------------

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]


--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            France
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER
NUMBER OF
SHARES                              1,868,085
BENEFICIALLY              ------------------------------------------------------
OWNED BY
 EACH                        8      SHARED VOTING POWER
REPORTING
PERSON                              11,492,444
 WITH                     ------------------------------------------------------

                             9      SOLE DISPOSITIVE POWER

                                    1,868,085
                          ------------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    11,492,444
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            13,360,529
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

            Not applicable
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 3 of 14 Pages

--------------------------------------------------------------------------------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Pillar Investment Limited
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS

            WC, OO
--------------------------------------------------------------------------------

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]


--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Isle of Man
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER
NUMBER OF
SHARES                              1,020,229
BENEFICIALLY              --------- --------------------------------------------
OWNED BY
 EACH                        8      SHARED VOTING POWER
REPORTING
PERSON                              10,472,215
 WITH                     --------- --------------------------------------------

                             9      SOLE DISPOSITIVE POWER

                                    1,020,229
                          --------- --------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    10,472,215
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            11,492,444
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

            Not applicable
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.1%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 4 of 14 Pages

--------------------------------------------------------------------------------

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Optima Life Sciences Limited
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------

    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            [ ]


--------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Isle of Man
--------------------------------------------------------------------------------

                             7      SOLE VOTING POWER
NUMBER OF
SHARES                              10,472,215
BENEFICIALLY              ------------------------------------------------------
OWNED BY
 EACH                        8      SHARED VOTING POWER
REPORTING
PERSON                              0
 WITH                     ------------------------------------------------------

                             9      SOLE DISPOSITIVE POWER

                                    10,472,215
                          ------------------------------------------------------

                             10     SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,472,215
--------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

            Not applicable
--------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
--------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 5 of 14 Pages




         This Amendment No. 1 ("Amendment") to the original Schedule 13D filed September 8, 2003, is being filed on behalf of Youssef El-Zein, Pillar Investment Limited, a limited company incorporated under the laws of the Isle of Man ("Pillar"), and Optima Life Sciences Limited, a limited company incorporated under the laws of the Isle of Man ("Optima" and, together with Youssef El-Zein and Pillar, the "Reporting Parties"). Mr. El-Zein is a director of Pillar and of Optima. Pillar is the manager and investment advisor of Optima and holds all of the voting shares of Optima.

Item 1.  Security and Issuer.

         This Amendment relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of Hybridon, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 345 Vassar Street, Cambridge, Massachusetts 02139-4818.

Item 2.  Identity and Background.

         (a)      This statement is being filed by the Reporting Parties:
                  Youssef El-Zein, Pillar and Optima.

         (b) The business address of Mr. El-Zein is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

         (c) Mr. El-Zein's principal occupation is serving as a director of Pillar.

                  The principal business of Pillar is providing managerial investment advisory services to Optima. The address of Pillar is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

                  The principal business of Optima is investing in and holding securities of the Company. The address of Optima is St. James's Chambers, 64A Athol Street, Isle of Man IM1 1JE.

         (d) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors (as defined below), has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 6 of 14 Pages



                  result or such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. El-Zein is a citizen of France. Pillar and Optima were organized under the laws of the Isle of Man.

         In accordance with the provisions of General Instruction C to Schedule 13D, information required by Item 2 of Schedule 13D with respect to the directors of Pillar and Optima is listed on Schedule 1 hereto and is incorporated by reference herein. Pillar and Optima have no executive officers. Mr. Bilal Sidani serves with Mr. El-Zein as a director of Pillar, and Mr. Sidani and Mr. David Burge serve with Mr. El-Zein as directors of Optima. Messrs. Sidani and Burge are referred to herein as the "Listed Directors."

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 28, 2003, Optima purchased 5,500,381 shares of Common Stock and warrants to purchase 1,650,114 shares of Common Stock (the "2003 Optima Warrants") for a total purchase price of $4,015,278.38 in a private financing consummated by the Company on August 28, 2003 and August 29, 2003 (collectively, the "2003 Private Financing"). The 2003 Optima Warrants have an exercise price of $1.00 per share of Common Stock and are exercisable on or prior to August 28, 2008. Optima purchased these securities pursuant to a Subscription Agreement, dated as of August 28, 2003 between the Company and Optima (the "2003 Subscription Agreement"). Optima used its working capital to purchase these securities. The Company also issued warrants to purchase 587,709 shares of Common Stock to Pillar on August 28, 2003 (the "2003 Pillar Warrants"). The 2003 Pillar Warrants have an exercise price of $1.00 per share and are exercisable on or prior to August 28, 2008. The 2003 Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the 2003 Private Financing, including Optima, pursuant to an engagement letter dated as of April 18, 2003 (the "2003 Engagement Letter"), by and among the Company, Pillar and PrimeCorp Finance S.A.

         This Amendment relates to the additional purchase on August 27, 2004, by Optima of 2,768,100 shares of Common Stock and warrants to purchase 553,620 shares of Common Stock (the "2004 Optima Warrants" and together with the 2003 Optima Warrants, the "Optima Warrants") for a total purchase price of $1,600,000 in a private financing consummated by the Company on August 27, 2004 (the "2004 Private Financing"). The amount paid was based on a market price for the Common Stock of $.553 per share. The 2004 Optima Warrants have an exercise price of $0.67 per share of Common Stock and are exercisable on or prior to August 27, 2009. Optima purchased these securities pursuant to a Subscription Agreement, dated as of

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 7 of 14 Pages



August 27, 2004 between the Company and Optima (the "2004 Subscription Agreement"). Optima used its working capital to purchase these securities.

         In connection with the 2004 Private Financing, the Company issued warrants to purchase 432,520 shares of Common Stock to Pillar on August 27, 2004 (the "2004 Pillar Warrants" and together with the 2003 Pillar Warrants, the "Pillar Warrants"). The 2004 Pillar Warrants have an exercise price of $0.67 per share and are exercisable on or prior to August 27, 2009. The 2004 Pillar Warrants were issued to Pillar as part of Pillar's placement agent fees in connection with the participation of certain non-U.S. investors in the 2004 Private Financing, including Optima, pursuant to an engagement letter dated as of August 27, 2004 (the "2004 Engagement Letter"), by and between the Company and Pillar.

         Prior to the transactions on August 27, 2004, Mr. El-Zein beneficially owned 1,868,085 shares of Common Stock. These shares include 40,250 shares of Common Stock issuable upon exercise of stock options granted to Mr. El-Zein as a director of the Company and currently exercisable (or exercisable within 60 days after this amendment) and 1,827,835 shares of Common Stock held by Mr. El-Zein directly. Mr. El-Zein acquired these securities primarily from certain stockholders of the Company and from distributions from Pillar and certain affiliates of Pillar. The securities distributed by Pillar and its affiliates to Mr. El-Zein include securities issued to Pillar and its affiliates as payment for consulting advisory services, including fees in connection with the Company's financings in 1998, 1999 and 2000.

Item 4.  Purpose of the Transaction.

         The acquisition by Optima of the shares of Common Stock and warrants beneficially owned by the Reporting Parties was effected because of the Reporting Parties' belief that the Common Stock represents an attractive investment. Mr. El-Zein and Pillar also accepted securities of the Company as payment for consulting advisory services because of the Reporting Parties' belief that the Common Stock represents an attractive investment. The Reporting Parties may from time to time acquire additional shares of Common Stock or warrants or engage in discussions with the Company concerning further acquisitions of shares of Common Stock or warrants, or further investments in the Company.

         In particular, as a director of the Company, Mr. El-Zein is entitled to receive stock options pursuant to the Company's director stock option plan. In addition, Pillar may acquire additional warrants from the Company under the terms of the 2004 Engagement Letter if the Company conducts additional closings under the 2004 Private Financing with investors identified by Pillar.

         The Reporting Parties intend to review their investments in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 8 of 14 Pages



developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Parties, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investments in the Company.

         Except as set forth above in this Amendment, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors, has any current plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Youssef El-Zein beneficially owns 13,360,529 shares of Common Stock. These shares represent approximately 11.7% of the Common Stock outstanding. These shares include (i) 1,827,835 shares of Common Stock held directly by Mr. El-Zein, (ii) 40,250 shares of Common Stock which Mr. El-Zein has the right to acquire upon the exercise of stock options during the 60-day period commencing August 27, 2004, (iii) 1,020,229 shares of Common Stock issuable upon exercise of the Pillar Warrants, (iv) 8,268,481 shares of Common Stock held by Optima and (v) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants. Because of his relationship with Pillar and Optima, Mr. El-Zein may be deemed to beneficially own all of the shares of Common Stock that Pillar and Optima beneficially own.

                  Pillar beneficially owns 11,492,444 shares of Common Stock. These shares represent approximately 10.1% of the Common Stock outstanding. These shares include (i) 1,020,229 shares of Common Stock issuable upon exercise of the Pillar

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                           Page 9 of 14 Pages



                  Warrants, (ii) 8,268,481 shares of Common Stock held by Optima and (iii) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants. As the holder of all of the voting shares of Optima, Pillar has the ability to elect and remove the directors of Optima, and, as a result, may be deemed to beneficially own all of the shares of Common Stock that Optima beneficially owns.

                  Optima beneficially owns 10,472,215 shares of Common Stock. These shares represent approximately 9.3% of the Common Stock outstanding. These shares include (i) 8,268,481 shares of Common Stock held by Optima and (ii) 2,203,734 shares of Common Stock issuable upon exercise of the Optima Warrants.

                  Neither of the Listed Directors owns any shares of Common
                  Stock.

         (b) Number of shares as to which each of the Reporting Parties has:

                  Sole power to vote or to direct the vote of shares of Common
                  Stock:

                  Mr. El-Zein:               1,868,085
                  Pillar:                    1,020,229
                  Optima:                    10,472,215

                  Shared power to vote or to direct the vote of shares of Common
                  Stock:

                  Mr.  El-Zein:              11,492,444
                  Pillar:                    10,472,215
                  Optima:                    0

                  Sole power to dispose of or direct the disposition of shares of Common Stock:

                  Mr. El-Zein:               1,868,085
                  Pillar:                    1,020,229
                  Optima:                    10,472,215

                  Shared power to dispose or to direct the disposition of shares of Common Stock:

                  Mr.  El-Zein:              11,492,444
                  Pillar:                    10,472,215
                  Optima:                    0

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 10 of 14 Pages



         (c) Except as described below, none of the Reporting Parties and, to the knowledge of the Reporting Parties, none of the Listed Directors has effected any transactions in the Common Stock during the past 60 days:

                  (i) Optima purchased 2,768,100 shares of Common Stock and warrants to purchase 553,620 shares of Common Stock in the 2004 Private Financing on August 27, 2004. The description of this transaction is included in the second paragraph of Item 3 to this Amendment and is incorporated herein by reference.

                  (ii) Pillar acquired warrants to purchase 432,520 shares of Common Stock on August 27, 2004. The description of this transaction is included in the third paragraph of Item 3 of this Amendment and is incorporated herein by reference.

         (d) The Reporting Parties do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Amendment as beneficially owned by the Reporting Parties.

         (e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Parties and the Listed Directors are parties to the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company:

         (a) Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Parties have entered into an agreement, attached hereto, with respect to the joint filing of this Amendment. This joint filing agreement is incorporated by reference to
                  Exhibit 99.1 hereto.

         (b) The 2003 Optima Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003 pursuant to the 2003 Subscription Agreement is described in the first paragraph of
                  Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2003 Optima Warrant in this Amendment is qualified in its entirety by reference to the 2003 Optima Warrant, which is incorporated by reference to
                  Exhibit 99.2 hereto.

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 11 of 14 Pages



         (c) The 2003 Pillar Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003 pursuant to the 2003 Engagement Letter is described in the first paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2003 Pillar Warrant in this Amendment is qualified in its entirety by reference to the 2003 Pillar Warrant, which is incorporated by reference to
                  Exhibit 99.3 hereto.

         (d) In connection with its purchase of shares of Common Stock and the 2004 Optima Warrants, Optima entered into the 2004 Subscription Agreement. The 2004 Subscription Agreement provides for the purchase by Optima, and the sale by the Company, of securities in the 2004 Private Financing. This transaction is described in the second paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2004 Subscription Agreement in this Amendment is qualified in its entirety by reference to the 2004 Subscription Agreement, which is attached as Exhibit
                  99.4 hereto.

         (e) The 2004 Optima Warrant to purchase 553,620 shares of Common Stock issued to Optima on August 27, 2004 pursuant to the 2004 Subscription Agreement is described in the second paragraph of
                  Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2004 Optima Warrant in this Amendment is qualified in its entirety by reference to the form of 2004 Optima Warrant, which is attached as Exhibit
                  99.5 hereto.

         (f) Pursuant to the 2004 Engagement Letter referenced in Item 3 of this Amendment, the Company engaged Pillar as a non-exclusive financial advisor to the Company in connection with the private placement of securities of the Company outside the United States. In consideration for these services, the Company agreed to pay Pillar cash fees and warrants to purchase shares of Common Stock as placement fees. The 2004 Engagement Letter may be terminated at any time upon written notice by the Company or by Pillar. The summary of the 2004 Engagement Letter in this Amendment is qualified in its entirety by reference to the 2004 Engagement Letter, which is attached as Exhibit 99.6 hereto.

         (g) The 2004 Pillar Warrant to purchase 432,520 shares of Common Stock issued to Pillar on August 27, 2004 pursuant to the 2004 Engagement Letter is described in the third paragraph of Item 3 of this Amendment, which description is incorporated herein by reference. The summary of the 2004 Pillar Warrant in this Amendment is qualified in its entirety by reference to the form of 2004 Pillar Warrant, which is attached as Exhibit 99.7 hereto.

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 12 of 14 Pages



         (h) In connection with the 2004 Private Financing, the Company entered into a registration rights agreement dated as of August 27, 2004 with the investors in the 2004 Private Financing and Pillar (the "2004 Registration Rights Agreement") under which the Company agreed to register the resale of the shares of Common Stock issued in the 2004 Private Financing, the shares of Common Stock issuable upon exercise of the warrants issued in the 2004 Private Financing and the shares of Common Stock issuable upon exercise of the warrants issued to Pillar in connection with the 2004 Private Financing. The summary of the 2004 Registration Rights Agreement in this Amendment is qualified in its entirety by reference to the 2004 Registration Rights Agreement, which is attached as Exhibit 99.8 hereto.

         (i) Optima is subject to the Memorandum and Articles of Association of Optima, as amended (the "Memorandum and Articles"), which were adopted by Optima on August 19, 2004, and the Management Agreement dated August 20, 2003 between Optima and Pillar (the "Management Agreement"). The Memorandum and Articles establish the rights, preferences and privileges of the different classes of capital in Optima, including the management shares held by Pillar. These rights, preferences and privileges include voting rights, redemption rights and rights upon the windup of Optima. The Management Agreement provides that Pillar will serve as the Manager and Investment Advisor of Optima and will administer Optima's day-to-day activities. Optima has agreed to pay Pillar's fees and expenses for these services in shares of Common Stock. Such payment of shares of Common Stock will generally occur upon the exercise by shareholders of Optima of their redemption rights. The summary of the Memorandum and Articles and the Management Agreement in this Amendment is qualified in its entirety by reference to the Memorandum and Articles and the Management Letter, which are attached as Exhibit 99.9 and incorporated by reference to Exhibit 99.10, respectively.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of the Reporting Parties, the Listed Directors, or between such persons and any other person with respect to any securities of the Company

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

                                  SCHEDULE 13D

CUSIP NO. 44860M108                                          Page 13 of 14 Pages



         99.1 Joint Filing Agreement, dated as of September 8, 2003, by and among the Reporting Parties (incorporated by reference to Exhibit 1 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

         99.2 Warrant to purchase 1,650,114 shares of Common Stock issued to Optima on August 28, 2003 (incorporated by reference to
                  Exhibit 3 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

         99.3 Warrant to purchase 587,709 shares of Common Stock issued to Pillar on August 28, 2003 (incorporated by reference to
                  Exhibit 5 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

         99.4 Subscription Agreement, dated as of August 27, 2004, by and between the Company and Optima (filed herewith).

         99.5 Form of Warrant to purchase 553,620 shares of Common Stock issued to Optima on August 27, 2004 (filed herewith).

         99.6 Engagement letter dated as of August 27, 2004, by and between the Company and Pillar (filed herewith).

         99.7 Form of Warrant to purchase 432,520 shares of Common Stock issued to Pillar on August 27, 2004 (filed herewith).

         99.8 Registration Rights Agreement, dated as of August 27, 2004, by and among the Company, the investors in the 2004 Private Financing and Pillar (filed herewith).

         99.9 Memorandum and Articles of Association of Optima, as amended, adopted by Optima on August 19, 2004 (filed herewith).

         99.10 Management Agreement, dated August 20, 2003, by and between Optima and Pillar (incorporated by reference to Exhibit 8 to the filing on Schedule 13D by the Reporting Parties dated September 8, 2003).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 8, 2004
                                           By: /s/ Youseff El-Zein
                                               Youssef El-Zein

                                           Pillar Investment Limited


                                           By: /s/ Youseff El-Zein
                                               Youssef El-Zein
                                               Director

                                           Optima Life Sciences Limited


                                           By: /s/ Bilal Sidani
                                                Bilal Sidani
                                                Director

                                   SCHEDULE I

         Set forth below is the name, position, present principal occupation and business address of each of the directors Pillar and Optima.

----------------------------------------------------------------------------------------------------------------------
                                                       Pillar
----------------------------------------------------------------------------------------------------------------------
          Name            Position with Pillar     Present Principal       Business Address          Citizenship
                                                       Occupation
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
    Youssef El-Zein             Director              Director of             St. James's              France
                                                   Pillar Investment         Chambers, 64A
                                                        Limited              Athol Street,
                                                                           Douglas, Isle of
                                                                              Man IM 1JE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
      Bilal Sidani              Director              Director of             St. James's              France
                                                   Pillar Investment         Chambers, 64A
                                                        Limited              Athol Street,
                                                                           Douglas, Isle of
                                                                              Man IM 1JE
----------------------------------------------------------------------------------------------------------------------
                                                       Optima
----------------------------------------------------------------------------------------------------------------------
          Name            Position with Optima     Present Principal       Business Address          Citizenship
                                                       Occupation
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
    Youssef El-Zein             Director              Director of             St. James's              France
                                                   Pillar Investment         Chambers, 64A
                                                        Limited              Athol Street,
                                                                           Douglas, Isle of
                                                                              Man IM 1JE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
      Bilal Sidani              Director              Director of             St. James's              France
                                                   Pillar Investment         Chambers, 64A
                                                        Limited              Athol Street,
                                                                           Douglas, Isle of
                                                                              Man IM 1JE
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
      David Burge               Director           Managing Director          St. James's          United Kingdom
                                                     of Caledonian           Chambers, 64A
                                                  Trust (IOM) Limited,       Athol Street,
                                                  a licensed Corporate     Douglas, Isle of
                                                    Service Provider          Man IM 1JE
                                                 under the laws of the
                                                      Isle of Man
------------------------- ---------------------- ----------------------- ---------------------- ----------------------